

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3561

April 30, 2007

Mr. Mark Nordlicht
Chief Executive Officer
Platinum Energy Resources, Inc.
25 Phillips Parkway
Montvale, NJ 07645

**RE: Platinum Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Amendment 5 Filed April 4, 2007
File No. 0-51553**

Dear Mr. Nordlicht:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter of March 23, 2007. While the Staff can agree with your assertion that the Tandem assets may have a value in their

undeveloped state, you have not provided the basis for such a valuation, nor have you asserted that any such valuation was done. As noted previously, it does not appear that there are any valuations of the assets to be acquired that do not assume the development of the properties (and the necessary injection of capital in order to fund such development). As a result, it is not clear how the arguments set forth within your response letter are any different from those asserted by your counsel during teleconferences with the Staff, arguments that the Staff had previously indicated did not appear to sufficiently address the issue.

Moreover, we note the following matters in connection with your response:

- You have not provided the Staff the basis for calculating any of the numbers you have provided (e.g. price per BOE). Indeed, using the argument set forth in your response letter, in conjunction with the figures contained on page 101 of your preliminary proxy, it could be argued that Platinum is paying $55 million for the opportunity to invest an additional $42 million ($97 million total) in order to receive $92 million in future revenues, which would result in a $5 million loss.

- You have not provided the Staff with a copy of the new (December 31, 2006) Williamson Reserve Report.

- You have not addressed (though you indicated that you would during calls with the Staff) how the potential claims of current and/or disputed Tandem shareholders may affect the value of the Tandem assets should Tandem dispose of such assets, since they are the only assets owned by the company.

Because your IPO prospectus set forth that your initial business combination must be with a target business or businesses whose collective fair market value is at least equal to 80% of our net assets at the time of such acquisition, the basis for the board's determination, or lack thereof, should be detailed in your proxy statement. Please revise your proxy statement to include such basis. Additionally, please provide the Staff with a copy of the December 31, 2006 Williamson Reserve Report.

2. We reissue comment two from our letter of March 23, 2007. We note that you provided cursory reference to factors on page 45, however you did not provide analysis with respect to each factor to substantiate the basis of the board's determination as requested by the Staff, nor did you address such in the summary section. Accordingly, we reissue.

Please disclose with specificity in the forefront of your summary section the basis for the Platinum board's recommendation that shareholders pay a 63% premium over the price that the current management of Tandem assigned to the assets in the June 2005 related party transaction (which includes $42 million in notes payable to management itself).

Address the following factors and how each was specifically analyzed, or not, by the Platinum Board and how each provides, or does not provide, a basis for the Board's determination to approve the transaction:

- The majority of the consideration that Tandem's management paid itself in the June 2005 related party transaction consists of notes, the principal of which has not been paid, which could call into question the valuation made at such time.

- Notwithstanding the nature of the valuation made in 2005, the price of oil today is around 20% higher, as opposed to 60% higher, which could suggest that a 63% premium for the very same assets may not be warranted;

- Tandem has been extracting oil from the properties for the last two years, suggesting that such depletion of resources should taken away from the valuation; and

- The potential liabilities that exist in connection with the proposed acquisition (see below) did not exist when such assets were rolled up into the dormant public shell, which also could suggest that the valuation should be less than the amount that Tandem's management assigned to itself in June 2005.

3. In connection with the preceding comment, at every instance of disclosure with respect to projected future cash flows, please also include disclosure with respect to the projected development costs necessary to obtain such cash flows. At every instance of your disclosure with respect to acquisition price per boe on a proved barrel basis, balance your disclosure with reference to the projected additional development costs necessary to obtain such boe.

4. As previously requested, please revise your Proxy Statement to disclose the statements attributed to Mr. Kostiner in the Wall Street Journal article of August 4, 2006 and the extent to which Platinum's IPO Prospectus disclosed both that Platinum's business plan was to "buy a company with hard assets and employ hedging 'as much as the banks will let us,'" employ "aggressive hedging and other maneuvers" and that Mr. Kostiner "has the know-how and contacts to pull it off."

5. In connection with the preceding comment, we note your disclosure on page 18 of the proxy statement that Tandem apparently lost money due to hedging activities both in 2005 and 2006 and that such years were the first in which it has engaged in hedging activities. In the same locations that you discuss hedging throughout your proxy, please include discussion of Tandem's success in hedging during such period and whether any

member of Platinum's management has advised Tandem or taken part in any way with respect to Tandem's hedging activities.

6. We reissue comment seven from our letter of March 23, 2007. We note that the risk factor continues to contain mitigating language (e.g., the assertion of Platinum's view that the shares currently subject to various court actions were "invalidly issued.") Please remove such mitigating language. Again, and in light of the importance of such liabilities, please move this risk factor to the front of your risk factors section.

7. We note your response to comment eight from our letter of March 23, 2007, especially the assertion that Tandem's management "has serious questions concerning…the authority of Mr. Mortenson to cause the shares to be issued" and that Mortensen may have only become the sole director of Tandem on March 11, 2005. With a view towards disclosure, please advise the Staff how such positions are consistent with the capitalization and corporate actions detailed in your response to comment 19 from our letter of July 6, 2006.

    We particularly note that you previously asserted that Mr. Mortensen both represented the number of shares outstanding in Pacific Medical Group to the Transfer Agent and authorized the reverse split in February 2005. If your assertion now is that he may not have become the sole director of Tandem until March 11, 2005, and therefore lacked any authority until such time, it is not clear how his previous actions with respect to capitalization were valid either. Please advise.

8. We note your response to comment nine from our letter of March 23, 2007 and your added disclosure on page 91. Please revise your proxy statement to detail what the "controlling interest" was that Mr. Williams purchased from Mr. Karlsson and identify "the broker who located the entity on Mr. Williams' behalf."

9. In connection with the preceding comment, we note your previous response letters which have indicated that Tandem's management "is not in possession of any agreements relating to any change in control of Las Vegas Major League Sports, Inc. or Pacific Medical Group, Inc." and "the corporate history of the public shell (i.e., Tandem)…was not viewed as relevant to…[the current management of Tandem] and, as such they did not undertake to perform any due diligence with respect to Pacific Medical Group or its predecessor or their respective corporate histories."

    Please include these statements as disclosure within the section entitled "Business of TEC - Overview."

10. We note your response to comment 12 from our letter of March 23, 2007. In your phone call to the Staff, your counsel stated that the opinion of counsel previously described was not being supplied in connection with the asset purchase agreement. However, Section 6.02(d) of the Asset Purchase Agreement states that "Platinum shall have received an opinion of Snell Wylie & Tibbals, legal counsel to Seller, dated the Closing Date, with respect to such matters as Platinum and its legal counsel may reasonably request."

In light of the potential liabilities faced by Platinum arising out of the lack of any corporate documentation regarding Tandem prior to March 2005, please disclose the matters with respect to Tandem's capitalization and potential liabilities for which Platinum and its counsel will request an opinion from Seller's counsel. Further, please describe the substance of the opinions which will be requested and disclose the impact if those opinions are not provided to Platinum. If Platinum will not request any opinion with respect to capitalization and corporate action taken by Tandem prior to and including the Shamrock and TEC acquisition, please disclose the reasons it will not.

Financial Statements
General

11. Please note the updating requirements for the financial statements as set forth in Rule 3-12 of Regulation S-X.

Form 8-K filed April 23, 2007

12. We note that on page four of the attached presentation, you state that Platinum proposes to purchase approximately $188 mm PV10 for $102 mm. In line with comment three, above, if using this presentation again in the future or one with similar statements, it would appear appropriate to amend such statements to clarify the projected development costs necessary in order to reach any projected cash flow and, with respect to your statements surrounding acquisition price per boe on a proved barrel basis, to clarify the projected additional development costs necessary to obtain such boe price.

Closing Comments

As appropriate, please amend your Proxy Statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or John Reynolds, who supervised the review of your filing, at (202) 551-3795.

Sincerely,

John Reynolds
Assistant Director

cc: Eli Helfgott (by facsimile)
        973-643-6500